                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                   FORM 10-SB

                               (Amendment No. 1)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 TECHLABS, INC.
                                 --------------
                 (Name of Small Business Issuer in Its Charter)



             FLORIDA                                   65-0843965
--------------------------------           ------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

                              3435 Galt Ocean Drive
                            Ft. Lauderdale, FL 33308
                    ----------------------------------------
                    (Address of principal executive offices)

                  Issuer's telephone number:     (954) 630-1898
                                            -------------------------

           Securities to be registered under Section 12(b) of the Act:

Title of Each Class                              Name of Each Exchange on Which
to be so Registered                              Each Class is to be Registered

         None                                                None


           Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK

                                (Title of Class)

                                     PART I

Item 1.  Business

Forward-looking Statements

         This Registration Statement includes forward-looking statements. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

         Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.

History

         TECHLABS, INC. ("Techlabs" or "Company") is a Florida corporation organized in May, 1998 as Coordinated Physician Services, Inc. to organize and operate primary care physician networks for managed medical care organizations. In February 1999 we abandoned this business due to excessive competition and changed our name to Techlabs, Inc. and embarked on a strategy to develop and operate Internet related business operations directly and through subsidiaries and strategic alliances.

         The Company's principal office is located at 3435 Galt Ocean Drive, Ft. Lauderdale, Florida 33308, and its telephone number is (954)630-1898. We are currently in the developmental stage.

Business Opportunities on the Internet

         We believe that Internet related businesses will benefit from the increasing number of Internet users and that advertisers will more likely choose to advertise on Web sites that demonstrate a high volume of user traffic and provide content designed for specific demographic groups. The Company believes that opportunities for providers of business and finance, sports and Internet-related content in reaching certain niches of the Internet user community will parallel opportunities for those offering complementary technologies such as search/index guides and portals like the Internet Sleuth.

         The Company expects that the Internet market for advertising will continue to grow in the foreseeable future. According to the Internet Advertising Bureau, by 1997, advertising reached $900 million and is expected to grow to approximately $4 billion by the year 2000. Because of the diversification in user groups, the focus of Internet advertising is no longer geared toward computer-based or Internet related products. The mushrooming of Internet advertising reflects this greater diversity of products and target audience. According to a Coopers & Lybrand spokesman, "[1997] is the year the Internet has come into its own . . . We are witnessing the evolution of the Internet into a vitally important consumer advertising medium . . ." Portals, which now attract 15% of Internet page-views, receive 59% of Internet advertising, according to Ziff Davis Publishing's ZDNet News. This share of Internet traffic is projected to reach 20% and 30% of advertising dollars by 2002.

         Projections of growth in Internet commerce consider that a primary impetus will derive from a greater participation from foreign economies. According to Robert Hult, vice president and general manager of Alta Vista, "The international market will be 50 percent of the total traffic on the Internet in a few years." Yahoo! President and CEO, Tim Koogle reports that 40% of its page-views come from outside North America, up from 20% two years ago. We believe that license agreements and partnerships within foreign companies may present important opportunities as the Internet continues to expand globally.

         We believe that an important factor in the recognition of the World Wide Web as a legitimate advertising medium is the ability to direct advertising to specific user groups, directly distribute targeted information to users on an individualized basis and receive timely feedback from users. Current technology allows Web sites to monitor the demographics of their users and deliver specific information to the advertisers and advertising agencies. The Company believes that continued improvements in the tools and technologies used to measure user response to advertisements on the Internet and to track purchasing decisions should increase the effectiveness and attractiveness of Internet-based advertising. The emerging model for advertising rates recognizes that advertisers are willing to pay a premium for the targeted audience that the internet can deliver. The Internet can also provide the user with direct access to the advertiser with "click-through" advertisements, where an electronic transaction is capable of occurring immediately if the advertiser has a Web site capable of conducting sales and purchases via the Internet. Another perceived advantage of Internet-based advertising is that such advertising can be evaluated and monitored daily, and in the future should be capable of being monitored in real-time. If an Internet-based advertisement is not delivering the anticipated results, an advertiser can remove the advertisement within a short period of time and replace it with an advertisement that may be more likely to deliver the anticipated results.

         We believe that the growth of the Internet and its adaptation to commercial use presents a significant new opportunity for merchants to reach a wider customer base. We are beginning to see the growth curve as consumers, merchants and financial institutions have become satisfied that the electronic manifestations of existing payment methods are as safe, convenient and secure as their current counterparts.

         The Company is a developer and incubator of start-up and emerging Internet companies and businesses, seeking to make strategic alliances with such companies and further their growth and development through a variety of consulting and financing services.

         The Company was incorporated on May 26, 1998 and its sole operating activities through March 31, 1999 were the conception and development of its subsidiary's internet site, http//www.Interplanner.com, and corresponding business plan, the hiring of employees, including programmers and designers, and administrative staff and the negotiation of strategic alliances with other internet companies. The Company has reported no cash revenues from inception, May 26, 1998, through March 31, 1999.

Current Internet Initiatives

         The following describes the current business activities undertaken by
Techlab:

Interplanner.com

         We are developing a World Wide Web site based on a personal information manager (PIM) application, www.Interplanner.com, which will allow users to create and maintain a variety of their personal information such as contacts, appointments, task lists and group calendars. The site will enable users to view information received from other World Wide Web sources such as news, weather and stock market data. The site's calendar can be set to send reminders of appointments, events and tasks on an individual or group basis. Since the application resides in the site's servers, it can be accessed from any device that can access the World Wide Web and from any location with World Wide Web access.

         As of the date of this filing, the site is under development. It is available for a tour of its elements and registration for notification by e-mail of actual operational launch of the site and other information on the site. We anticipate that the site will be operational by September, 1999.

         Revenue Sources - While it is anticipated that the Interplanner.com site will be free to users, we expect to obtain revenue from a variety of sources including sale of advertising on the site, commission on sales obtained through the site, affiliation of other web sites which desire to utilize our site, and sale or licensing of the software underlying the site. As of the date of this filing, we have not made any arrangements for revenue from our interplanner.com website, and there can be no assurance that revenue will be generated by the site.

         Competition - Besides competing with PIM's run on individual computers, there are competing web-based PIM's, including when.com, planetall.com and webcal.com. We expect to compete based on ease of use, quality of links to the websites and features included in our site. Since all such sites are free to the user, the features of a PIM site and ease of use will be the most relevant competitive elements, as well as marketing of the site to bring it to attention of potential users.

         We have entered into a Strategic Marketing Agreement with The BigHub.Com, Inc. under which we may acquire advertising space on iSleuth.com on advantageous terms as described below.

The BigHub.Com, Inc.

         On April 27, 1999, the Company negotiated the acquisition and redemption of an aggregate of 1,000, 000 shares of the preferred stock of The BigHub.Com, Inc. formerly named iSleuth.Com, Inc., (OTC Bulletin Board Trading
Symbol: BHUB), receiving 1,000,000 restricted shares of the common stock of The BigHub.com (representing approximately 7% of the total outstanding common shares of The BigHub.com), in exchange for $627,000, 250,000 shares of the restricted common stock of Techlabs (representing approximately 3.5% of the total outstanding common shares of Techlabs).

         This transaction represents the commencement of relations between the Company and The BigHub.com. The BigHub.com has agreed to provide to Techlabs, its related companies and subsidiaries, strategically located advertising space, offered at a 25% discount to standard market rates to be then offered by The BigHub.com, throughout The BigHub.com's network of affiliate sites on the Internet in order to expose Techlabs, its related companies and subsidiaries to Internet users at high traffic areas on the Internet.

         We believe that the exchange of shares between the Company and The BigHub.Com, Inc. will enable the two firms to establish a closer working relationship with each other for similar reasons that a company issues stock options to its employees, to achieve an attitude of ownership rather than just a commercial relationship.

Risk Factors

         We are still in the development stage. Our first Internet business, Interplanner.com is under development and there can be no assurance that this will result in profitable operations or that any other initiatives of the Company will result in revenues or profits.

Need for additional working capital.

         We may require additional working capital to support any Internet-related operations we develop.

Government Regulations

         Although there are currently few laws and regulations directly applicable to the Internet, it is possible that new laws and regulations will be adopted covering issues such as, among other things, privacy, copyrights, access, obscene or indecent communications and the pricing, characteristics and quality of Internet products and services. The Communications Decency Act or other legislation could dampen the growth of the Internet generally and decrease the acceptance of the Internet as an advertising medium, and could, thereby, have a material adverse effect on the Company's business, financial condition and operating results.

Competition

         We believe that competition represents the greatest risk to our proposed Plan of Operation. The Internet has attracted a large number of business attention from established companies who are seeking to expand into the Internet as well as newer Internet businesses such as Amazon and Yahoo.

Employees

         We currently employ 2 persons.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations.

         We intend to develop and operate Internet related business ventures including specialized content providers.

         The Company intends to adopt a strategy of seeking opportunities to realize significant gains through the selective sale of interests in our Internet ventures or having separate subsidiaries or affiliates sell minority interest to outside investors. The Company believes that this strategy will provide the ability to significantly increase shareholder value as well as provide capital to support the growth in the Company's operations.

         We hope to become a significant service provider within each respective market niche for specialized content which we enter. The critical success factors are: understanding, developing and applying information technology to the Internet, interactive media markets, and data access and software tools; narrowing market focus while consummating strategic alliances to complement product and service offerings; investing in strategic Internet or interactive media investments or acquisitions and most importantly, a continued understanding of customers' needs.

         We will seek to participate in the Internet interactive media industries and develop market share. Key elements of this strategy include:

         1. The Company intends to devote significant resources into operations which seek to capitalize on opportunities surrounding the growth of the Internet and the interactive marketing industry. The Company intends to pursue the growth and development of Internet related technologies and services and introduce such services and products commercially. Additionally, the Company intends to continue to evaluate new opportunities to further its Internet strategy and also to seek out opportunities to realize significant shareholder value through the sale of selected operations or technologies or having separate subsidiaries sell a minority interest to outsiders.

         2. We intend to attend numerous trade shows in the Internet, high technology, direct marketing, mutual fund, book, and library markets, while further supplementing its sales efforts with space advertising and product and services listings in appropriate directories. In addition, the

Company will sponsor user group meetings for its mutual fund clients and major lists participants in the InfoBuyers List database, where new products and services are highlighted.

         3. We intend to conduct numerous mailing of list catalogs, flyers, newsletters and other product information throughout the year to primarily book, magazine, journal, newsletter and software publishers and resellers, seminar companies, professional associations, business supply catalogers, consumer electronic, high technology and financial service organizations.

         4. The Company intends to develop and market a variety of Internet related products and services, as well as a number of database software technologies. These industries are characterized by rapid technological development. The Company believes that its future success will depend in large part on its ability to continue to enhance its proposed products and services and to develop other products and services which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, the Company expects to continue to incur significant research and development expenses during the initial development phase of new products and services as well as on an ongoing basis.

         The following discussion regarding the Company and its business and operations contains "forward-looking statements" within the meaning of Private Securities Litigation Reform Act 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. The Company does not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by management of the Company over time means that actual events are bearing out as estimated in such forward looking statements.

         The Company has no operating history upon which an evaluation of the Company and its prospects can be based. The Company anticipates that advertising revenues from the its Internet site and investment income from its equity investments will constitute substantially all of the Company's revenues, if any, during the foreseeable future. Since the Company anticipates that it will incur negative cash flows from operations for the foreseeable future, the Company believes that its success will depend upon its ability to obtain revenues from advertising on its Internet site, which can not be assured. The Company's ability to generate revenues is subject to substantial uncertainty. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by start-up companies in general, and specifically with respect to the new and rapidly evolving market for Internet products, content and services. To address these risks, the Company must, among other things, effectively establish, develop and maintain relationships with advertising customers, advertising agencies and other third parties, provide original, useful technologies to Internet users, develop and upgrade its technology, respond to competitive developments, attract new qualified personnel and retain existing qualified personnel. There can be no assurance that the Company will succeed in addressing such risks and the failure to do so would have a material adverse effect on the Company's business, financial condition and operating results. Additionally, the Company's lack of an operating history makes prediction of future operating results difficult. Accordingly, there can be no assurance that the Company will be able to generate revenues or that the Company will achieve, or maintain profitability or generate revenues from operations in the future. Since inception, the Company has incurred losses and, as of March 31, 1999, had an accumulated deficit of $43,765.

The Company's quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of the Company's control. Factors that may adversely affect the Company's quarterly operating results include the level of use of the Internet, demand for advertising, seasonal trends in both Internet use and advertising placements, the addition or loss of advertisers, advertising budgeting cycles of individual advertisers, the level of use of the Company's Internet sites, the amount and timing of capital expenditures and other costs relating to the development, operation and expansion of the Company's Internet operations, the introduction of new sites and services by the Company or its competitors, price competition or pricing changes in the industry, technical difficulties or system failures, general economic conditions and economic conditions specific to the Internet and Internet media. In seeking to effectively implement its operating strategy, the Company may elect from time to time to make certain advertising and marketing or acquisition decisions that could have a material adverse effect on the Company's business, financial condition and operating results. The Company believes that period to period comparisons of its operating results are not meaningful and should not be relied upon for an indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarters, the Company's operating results may be below the expectations of public market analysts and stockholders. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

Results of Operations

Revenues

From the date of inception through March 31, 1999, the Company did not generate any cash revenues. As of March 31, 1999, the Company was not a party to any advertising or other agreement or arrangement from which it could record deferred revenues or reasonably expect to generate cash revenue. The sole source of funds for the Company from the date of inception through March 31, 1999 has been through the sale of equity. The Company believes that its subsidiary, Interplanner.com, will continue to develop and introduce its products commercially, actively pursue increased advertising revenues, and look to expand in to new market opportunities during the remainder of fiscal 1999. Additionally, subsequent to March 31, 1999, the Company purchased an equity interest in TheBigHub.com, Inc. and an interest in a privately held online direct marketing Company. Therefor, as a result of both increased revenue from existing companies, and incremental revenues from new acquisitions and investments, the Company expects to report future revenue growth.

Costs of Revenues

Since inception and through March 31, 1999, the Company had not incurred any cost of revenues, as the Company had not generated revenues during such period. There can be no assurance that the Company will be able to generate sufficient revenues, advertising or otherwise, to cover its costs of revenues. The failure to generate sufficient revenues in order to cover its costs of revenues will result in continued losses and will continue to have a material adverse effect on the Company's business, financial condition and operating results.

Operating Expenses

Organizational expenses incurred from inception to December 31, 1998 were capitalized and recorded as organization costs. During the three months ended March 31, 1999, these costs were expensed and included in the caption "cumulative effect of change in accounting principle" on the Statements of Operations.

Operating expenses totaling $31,916, for the three months ended March 31, 1999, consist primarily of professional, consulting fees and other organization costs. The Company expects operating expenses to significantly increase in future periods as a result of, among other things, the additional costs of being a public company.

Income Taxes

The Company has not recorded an income tax benefit because it has incurred net operating losses since inception. As of December 31, 1998, and March 31, 1999, the Company had insignificant Federal net operating loss carryforwards.

Liquidity and Capital Resources

At March 31, 1999, the Company's principal source of liquidity was $127,325 in cash and cash equivalents derived from private sales of the Company's equity securities. The Company has primarily financed its operations through the private sale of equity securities. The Company has no material commitments for capital expenditures. The Company anticipates a substantial increase in its capital expenditures through the remainder of fiscal1999 consistent with its anticipated growth. The Company currently believes that available funds, cash flows expected to be generated from operations, if any, and the net proceeds of private placements will be sufficient to fund its working capital and capital expenditures requirements for the remainder of fiscal 1999. Thereafter, the Company may need to raise additional funds. The Company's ability to grow will depend in part on the Company's ability to expand and improve its Internet operations, expand its advertising and marketing efforts, expand and improve its Internet user support capabilities and develop new Internet content and applications. In connection therewith, the Company may need to raise additional capital in the foreseeable future from public or private equity or debt sources in order to finance such possible growth.

There can be no assurance that we will be successful in establishing meaningful or profitable operations in any area. Although there is great opportunity in the Internet, there is little barrier to entry by competitors.

Year 2000 Computer Problem

         Since the Year 2000 Computer Problem was well known prior to our incorporation, we have been able to plan our business strategies to minimize the problem. We have been assured that the server hosting our Interplanner.com site is Year 2000 compliant. We expect to utilize only equipment and services which can assure us of Year 2000 compliance. Nevertheless, we may be affected by Year 2000 problems of service suppliers over which we have little control such as electricity suppliers and telecommunications suppliers on which the Internet depends.


Item 3.  Description of Property

         The Company leases 2,500 square feet of office space in Fort Lauderdale, Florida under a lease which expires in August 2002. Monthly rental payment is $2,000.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information as of June 1, 1999 with respect to the beneficial ownership of our voting securities by (i) each person known by the Company to own beneficial 5% or more of our voting securities (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, Including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

Common Stock
------------
                                                     Number of               Percent of
Name and Address of Beneficial Owner                 Shares Owned            Class Owned
------------------------------------                 ------------            -----------
         Thomas J. Taule                                750,000                  11%
         c/o Techlabs, Inc.
         3415 Galt Ocean Drive
         Ft. Lauderdale, Florida 33308

         Blue Sky Investment Group, Inc.              1,000,000                 14.6%
         3389 Sheridan Street
         Hollywood, Florida 33021


                                                         Number of                  Percent of
Name and Address of Beneficial Owner                     Shares Owned               Class Owned
------------------------------------                     ------------               -----------
         Nomad Investment Group, Inc.                        833,334                    12.2%
         3116 N. Federal Hwy.
         Lighthouse Point, Florida 33064

         Reveal Online Information, Inc.                     833,333                    12.2%
         1003 S.E. 17th Street
         Fort Lauderdale, Florida 33315

         Strategic Holdings, Inc.                            833,333                    12.2%
         16 Port Side Lane
         Fort Lauderdale, Florida 33064

         Mayjay Holdings, Inc.                               750,000                    11%
         1570 Madruga Avenue
         Suite 211
         Coral Gables, FL 33146

         Upside Investments, Inc.                            750,000                    11%
         1570 Madruga Avenue
         Suite 211
         Coral Gables, FL 33146
         Hollywood, Florida 33021

         Yucatan Holdings Company                            750,000                    11%
         3003 Keller Blvd. Rd
         Knoxville, TN 37922

         All Directors and Officers as a Group
            (Two (2) persons)                                750,000                    11%

CLASS A SPECIAL PREFERRED STOCK

         Thomas J. Taule                                   4,500,000                    50%
         c/o Techlabs, Inc.
         3415 Galt Ocean Drive
         Ft. Lauderdale, Florida 33308

         Yucatan Holdings Company                          4,500,000                    50%
         3003 Keller Blvd. Rd
         Knoxville, TN 37922

Item 5.  Directors and Executive Officers.

         The following table sets forth the name, age and position of each director and executive officer of the Company as of the date hereof.


NAME                                AGE             POSITION
----                                ---             --------

Thomas J. Taule                      29             Chairman, Secretary, Treasurer and Director

John J. Bennett                      38             President and Director

JOHN J. BENNETT

Mr. Bennett, President and Director of Techlabs since May 17, 1999, possesses an extensive background in the Internet services industry, with a particular emphasis on site design and development, operation and e-commerce. While serving as CEO and President of TheBigHub.com (formerly iSleuth.com. Inc.) from August 1998 through May 1999, he successfully guided the transformation of that company's "Internet Sleuth" search engine site (http://www.isleuth.com) from its origins as a non-commercial web search site into that of a premier Internet gateway portal site offering a variety of features and services. During the course of his tenure, he directed the introduction of a wide range of new site services, including shopping and e-commerce, free e-mail, and in-depth news, weather, financial, business and investment information. Mr. Bennett also developed and implemented a variety of innovative traffic building programs for the isleuth.com site which resulted in an increase in the site's user base over a nine month period from approximately 300,000 unique users to well over 1,200,000. Since May 1994, Mr. Bennett has also served as President of Direct Digital Communications, an Internet-based marketing and Web site development company that specializes in working with Web site owners and operators to build traffic and revenues through the development of site sponsorships, advertising programs and partnership arrangements.

THOMAS J. TAULE

Thomas J. Taule, Chairman, Secretary, Treasurer and Director of Techlabs, Inc. since May 1998, was Executive Vice President of operations of TheBigHub.com (formerly iSleuth.com. Inc.) from August 1998 to May 1999, where he directed the successful transformation of the Company from it's origins as a physician practice management business to that of an Internet site owner and operator. Mr. Taule was chiefly responsible for development and adoption of the new business plan which guided that transformation, as well as the acquisition of the Internet Sleuth search engine and web site that formed the backbone of its Internet operations. From February 1994 to August 1998 Mr. Taule served as Chairman of the Board, President and CEO of Coordinated HealthCare, Inc., the predecessor of thebighub.com/isleuth.com and was also a founder of the Company.

Item 6.  Executive Compensation

         The Company has not paid any compensation to its current officers and directors. The Company expects to pay reasonable compensation at such time as the Company s business develops to such extent that it is able to do so. The Company does not have any incentive or stock option plans and does not have any employment agreements.

Item 7.  Certain Relationships and Related Transactions

         None.

Item 8.  Description of Securities

COMMON STOCK

         The Company's authorized capital consists of 50,000,000 shares of Common Stock, par value $.001 per share. Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Company, holder of the Common Stock will be entitled to receive on a pro rata basis 99% of assets of the Company remaining after satisfaction of all liabilities and payment of any preferred liquidation rights with liquidation preference.


PREFERRED STOCK

         The Articles of Incorporation as amended, authorize the issuance of the following Preferred Stock:


         10,000,000 shares of Preferred Stock                          $.001 par value per share
         25,000,000 shares of Special Preferred Stock                  $.001 par value per share

         12,500,000 shares of the Special Preferred Stock have been designated Class A Special Preferred Stock. The shares of Special Preferred Stock which are not Class A Special Preferred Stock may be issued, with a majority of shareholder approval, with designations, powers, preferences and relative rights determined by the Board of Directors.

VOTING RIGHTS

         Preferred Stock - Each share of Preferred Stock is entitled to one vote per share.

         Special Preferred Stock - The voting rights of the Special Preferred Stock is to be determined at the time of issuance.

         Class A Special Preferred Stock - Three votes per share. Votes as a single class with the Common Stock and Preferred Stock.

LIQUIDATION RIGHTS

         Preferred Stock - Has the right to receive 1% of the assets of the corporation available to the shareholders upon liquidation with the holders of the common stock receiving the other 99%.

         Special Preferred Stock - Liquidation rights to be determined upon issuance. May have priority over liquidation payments to common stock and other series of preferred stock.

         Class A Special Preferred Stock - does not share in proceeds upon liquidation.

REDEMPTION

         Preferred Stock - At the option of the company, may be redeemed for one share of common stock.

         Special Preferred Stock - Redemption to be determined at time of issuance.

         Class A Special Preferred Stock - Manner of redemption, redemption price and terms and conditions to be determined by the Board of Directors.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         Our Common Stock has been trading on the over-the-counter market since January 4, 1999. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers without retail mark-up, markdown or commission and may not represent actual transactions and is quoted on the OTC Bulletin Board under the symbol TKLB.


                                                          High Bid                  Low Bid
                                                          --------                  -------
January 5, 1999 through March 31, 1999                     $ 1.50                    $ .50
April 1, 1999 thorough June 30, 1999                       $16.00                    $1.50

HOLDERS OF RECORD

         As of May 15, 1999, there were approximately 38 holders of record of the Company's Common Stock.

         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings

         As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None.

Item 4.  Recent Sales of Unregistered Securities

         The following provides information concerning all sales of securities within the last three (3) years which were not registered under the Securities and Exchange Act of 1933:

         1. In May 1998, the Company issued 1,000,000 shares of its Common Stick to its founders for par value of $.001 per share pursuant to an exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933.

         2. In August 1998, the Company completed a private placement of its Common Stock to 32 investors pursuant to Rule 504 of Regulation D. as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued 100,000 shares of its Common Stock at $.25 per share.

         3. In March 1999, the Company completed a private placement of its Common Stock to 4 investors pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued 1,500,000 shares of its Common Stock at $.10 per share and an option to acquire 3,500,000 shares of Common Stock for $.10 per share. These options were exercised in April 1999 and the Company issued 3,500,000 shares of Common Stock for $.10 per share to 6 investors.

         4. In March 1999, 1,000,000 shares of Common Stock issued to founders in May 1998 were converted into 9,000,000 shares of Class A Special Preferred Stock pursuant to an exemption from registration under Section 3(a)(9) of the Securities and Exchange Act of 1933.

         5. In April 1999, the Company completed a Private Placement of 230,000 shares of Common Stock to 3 investors for $230,000 pursuant to Rule 504 of Regulation D for $1.00 per share.

Item 5.  Indemnification of Directors and Officers

         The Company's Certificate of Incorporation, as amended, provides that the Company must, to the fullest extent permitted by the General Corporation Law of the States of Florida, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company must indemnify its directors, officers, employees and agents to the fullest extent permitted by the Florida Law and provides for the advancement of expenses incurred by such person in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the By-laws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

                                    PART F/S

The following financial statements of Techlabs, Inc. are included in this Part F/S.

         For the period May 26, 1998 (inception) through December 31, 1998:

         Report of Independent Auditors.

         Balance Sheet as of December 31, 1998.

         Statements of Operations for the period from May 26, 1998 (inception) to December 31, 1998.

         Statements of Shareholders' Equity for the period from May 26, 1998 (inception) to December 31, 1998.

         Statements of Cash Flows for the period from May 26, 1998 (inception) to December 31, 1998.

         Notes to Financial Statements.

For the quarter ended March 31, 1999 (unaudited):

--------------------------------------------------------------------------------
                                 TECHLABS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                 March 31, 1999
--------------------------------------------------------------------------------


CONTENTS                                                 PAGE
FINANCIAL STATEMENTS:

                                                            2
     Balance Sheet                                          3
     Statements of Operations                               4
     Statements of Changes in Stockholders' Equity          5

                                 TECHLABS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                 March 31, 1999
                                  (Unaudited)

ASSETS

CURRENT ASSETS
  Cash                                                                          $ 127,325
  Other receivable                                                                 10,000
                                                                                ---------
                                                           TOTAL ASSETS         $ 137,325
                                                                                =========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                                $ 1,500
                                                                                ---------
                                                      TOTAL LIABILITIES           $ 1,500



STOCKHOLDERS' EQUITY
  Common stock ($.001 par value, 50,000,000 shares
   authorized, 3,100,000 shares issued and outstanding)                             3,100
  Additional paid-in capital                                                      167,400
  Preferred stock - special class A ($.001 par value,
   12,500,000 shares authorized, 9,000,000 shares issued and outstanding)           9,000
  Deficit accumulated during the development stage                                (43,765)
                                                                                ---------
                                             TOTAL STOCKHOLDERS' EQUITY           135,735
                                                                                ---------

                                                                                $ 137,235
                                                                                =========

===============================================================================

                                 TECHLABS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                     Three Months Ended March 31, 1999 and
                  For the Period from May 26, 1998 (Inception)
                             Through March 31, 1999
                                  (Unaudited)

===============================================================================



                                                                     Three              From
                                                                     Months         Inception to
                                                                     Ended            March 31,
                                                                 March 31, 1999         1999
                                                                 --------------     ------------

REVENUE                                                          $          -0-     $        -0-

OPERATING EXPENSES
  Office                                                                   (275)            (275)
  Consulting fees                                                        (5,010)          (5,010)
  Organization expenses                                                 (25,131)         (25,131)
  Professional                                                           (1,500)          (1,500)
                                                                 --------------     ------------
                         Loss from operations                           (31,916)         (31,916)


OTHER EXPENSES
  Cumulative effect of change in accounting principle                   (11,849)         (11,849)
                                                                 --------------     ------------
                                     Net Loss                    $      (43,765)    $    (43,765)
                                                                 ==============     ============

===============================================================================

                                 TECHLABS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     Three Months Ended March 31, 1999 and
                  For the Period from May 26, 1998 (Inception)
                             Through March 31, 1999
                                  (Unaudited)

===============================================================================


                                             PREFERRED STOCK            COMMON STOCK          ADDITIONAL
                                          ----------------------   -----------------------      PAID-IN      ACCUMULATED
                                           SHARES         AMOUNT     SHARES        AMOUNT       CAPITAL        DEFICIT      TOTAL
                                          ---------       ------   ----------     --------      --------       --------    --------

Balance, May 26, 1998                           -0-       $  -0-          -0-     $    -0-      $    -0-       $    -0-    $    -0-

Initial capitalization of the Company                               1,000,000        1,000                                    1,000

December, 1998, issuance of
  common stock under private
  placement offering                                                  100,000          100        24,900                     25,000
                                          ---------       ------   ----------     --------      --------       --------    --------

Balance, December 31, 1998                      -0-          -0-    1,100,000        1,100        24,900            -0-      26,000



February, 1999, issuance of common
  stock under private placement
  offering, net of offering costs of
  $15,000                                                           1,500,000        1,500       148,500                    150,000

February, 1999, conversion of common
  stock into preferred                    9,000,000        9,000   (1,000,000)      (1,000)       (8,000)                       -0-

March, 1999, sale of shares at par                                  1,500,000        1,500                                    1,500

Consideration for the issuance of
  option agreement                                                                                 2,000                      2,000

Net loss                                                                                                        (43,765)    (43,765)
                                          ---------       ------   ----------     --------      --------       --------    --------

Balance, March 31, 1999                   9,000,000       $9,000    3,100,000     $  3,100      $167,400       $(43,765)   $135,735
                                          =========       ======   ==========     ========      ========       ========    ========

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                December 31, 1998

===============================================================================




CONTENTS                                                                                             PAGE
FINANCIAL STATEMENTS:


    Report of Independent Auditors                                                                      2
    Balance Sheet                                                                                       3
    Statement of Operations                                                                             4
    Statement of Changes in Stockholders' Equity                                                        5
    Statement of Cash Flows                                                                             6
    Notes to Financial Statements                                                                       7

                              REEL & SWAFFORD, PLLC
                          Certified Public Accountants


Office Address                                                                                              Mailing Address
2611 Emoriland Blvd.                 American Institute of Certified Public Accountants                    P. O. Box  27599
Knoxville, Tennessee  37917                      SEC Practice Section-AICPA                       Knoxville, TN  37917-7599
(423) 637-7196 Telephone              Tennessee Society of Certified Public Accountants            (423) 637-6437 Facsimile




                         REPORT OF INDEPENDENT AUDITORS


     To the Board of Directors and Stockholders
     Techlabs, Inc.

     We have audited the accompanying balance sheet of Techlabs, Inc. (a Development Stage Company, formerly Coordinated Physician Services, Inc.) as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the period from May, 26, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Techlabs, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the period from May, 26, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.

     REEL & SWAFFORD, PLLC

     Certified Public Accountants

     Knoxville, Tennessee
     March 17, 1999

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                December 31, 1998

===============================================================================






ASSETS
CURRENT ASSETS
    Cash                                                          $15,000

INTANGIBLE ASSETS
    Organization Costs                                             11,849
                                                                  -------

                                  TOTAL ASSETS                    $26,849
                                                                  =======



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                              $   849
                                                                  -------

                                  TOTAL LIABILITIES                   849


STOCKHOLDERS' EQUITY
    Common stock ($.001 par value, 50,000,000 shares
       authorized, 1,100,000 shares issued and outstanding)         1,100
    Additional paid-in capital                                     24,900
                                                                  -------

                                  TOTAL STOCKHOLDERS' EQUITY       26,000
                                                                  -------

                                                                  $26,849
                                                                  =======




The accompanying notes are an integral part of these financial statements.

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                  For the Period from May 26, 1998 (Inception)
                            Through December 31, 1998

===============================================================================




REVENUE                                     $      -0-

EXPENSES                                           -0-
                                            ----------

                         Net Income         $      -0-
                                            ==========

The accompanying notes are an integral part of these financial statements.

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                  For the Period from May 26, 1998 (Inception)
                            Through December 31, 1998

===============================================================================



                                                          Additional
                                               Common       Paid-in      Retained
                                                Stock       Capital       Earnings       Total
                                               ------      --------      ---------      -------

    Balance, May 26, 1998                      $  -0-      $    -0-      $     -0-      $   -0-

    Initial capitalization of the Company       1,000                                     1,000

    Sale of 100,000 shares of common
        stock under Rule 504 offering             100        24,900                      25,000
                                               ------      --------      ---------      -------
    Balance, December 31, 1998                 $1,100      $ 24,900      $     -0-      $26,000
                                               ======      ========      =========      =======

The accompanying notes are an integral part of these financial statements.

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                  For the Period from May 26, 1998 (Inception)
                            Through December 31, 1998

===============================================================================


OPERATING ACTIVITIES
    Net income (loss)                                                         $    -0-
    Adjustments to reconcile net income to net
        cash provided by operating activities:
            Increase in accounts payable                                           849
                                                                              --------
                                Net Cash Provided by Operating Activities          849

INVESTING ACTIVITIES
    Organization costs incurred                                                (11,849)
                                                                              --------
                                    Net Cash Used in Investing Activities      (11,849)

FINANCING ACTIVITIES
    Sale of common stock                                                        26,000
                                                                              --------
                                Net Cash Provided by Financing Activities       26,000
                                                                              --------

                                      Change in Cash and Cash Equivalents       15,000

Cash and cash equivalents, May 26, 1998                                            -0-
                                                                              --------

Cash and cash equivalents, December 31, 1998                                  $ 15,000
                                                                              ========

The accompanying notes are an integral part of these financial statements.

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             NOTES TO BALANCE SHEET
                  For the Period from May 26, 1998 (Inception)
                            Through December 31, 1998

===============================================================================

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Techlabs Inc. (a Development Stage Company, formerly Coordinated Physician Services, Inc.) was organized under the laws of the State of Florida on May 26, 1998. In February, 1999, the Company changed its name to Techlabs, Inc. (See Note 5). With the name change, the Company's plans have been redirected towards exploring opportunities for the development and operation of companies focused on the Internet. The Company intends to accomplish its goals predominantly though strategic venture investments. The Company's plans include investment in Internet companies either directly or through venture capital funding arrangements. To a lesser extent, the Company will also effect strategies aimed at the internal development and operation of majority owned subsidiaries. Because of its lack of operating history, the Company is considered in the development stage and the accompanying financial statements represent that of a development stage enterprise.

ORGANIZATION COSTS The Company capitalizes costs associated with its start-up and with its organization. These costs are to be amortized over a ten year period beginning with the inception of operations. See Note 3.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INCOME TAXES Deferred income taxes are provided for temporary differences in reporting income for financial statement and tax purposes. Because no revenue or expense has been recorded in the Company's accounts, no provision for income taxes has been made.

CASH AND CASH EQUIVALENTS For purposes of the statements of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less which are readily convertible to cash without significant loss or penalty to be cash equivalents.

NOTE 2 - STATEMENT OF CASH FLOWS SUPPLEMENTAL DISCLOSURE

During the period ended December 31, 1998, the Company paid no interest or income taxes.

NOTE 3 - IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"), issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, is effective for the Company in 1999. SOP 98-5 will require the Company to expense costs associated with

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                  For the Period from May 26, 1998 (Inception)
                            Through December 31, 1998

===============================================================================

NOTE 3 -  IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

start-up activities as incurred beginning with 1999. Adoption of SOP 98-5 will also require the Company to report the effects of applying SOP -98-5 as a cumulative effect of a change in accounting principles in its 1999 financial statements.

NOTE 4 - STOCKHOLDERS' EQUITY

On August 10, 1998, the Company amended its Articles of Incorporation to provide for an additional class of stock and to increase the authorized shares of its common stock. The amendment increased the Company's common stock from 100,000 to 50,000,000 shares authorized and provided authorization for 20,000,000 shares of $.001 par value preferred voting stock.

Concurrent with the amendment, the Company effected a ten for one stock split, restating par value of the outstanding common shares from $.01 to $.001. All amounts presented give effect for the split.

The preferred stock's participation rights as a class in any dividends or liquidation proceeds are limited to one percent. Each share of preferred stock receives one vote in stockholder voting matters. At the option of the Company, the preferred stock may be redeemed in the Company's common shares at an exchange rate of one share of common stock for each share of preferred stock.

All of the shares of the Company's common stock issued are "Restricted Securities" as defined under the Securities Act of 1933 (the 1933 Act). These shares may not be sold or transferred unless they are covered under an effective registration, or there is an available exemption for such registration requirement. Current law provides that unregistered shares may be sold pursuant to Rule 144, which imposes certain limitations on quantity, requires a minimum of one year of ownership, and imposes conditions upon the manner of sale.

NOTE 5 - SUBSEQUENT EVENTS

On February 24, 1999, the Company amended its Articles of Incorporation to reduce authorization of the Company's $.001 par value preferred voting stock from 20,000,000 to 10,000,000 shares and provided authorization for 25,000,000 shares of $.001 par value special preferred stock. Of these 25,000,000 authorized shares, 12,500,000 were designated as Class A special preferred stock.

The special preferred stock is to receive no preference in dividend distributions or in the event of liquidation. Each share of special preferred stock shall receive one vote in stockholder voting matters. Dividend and redemption features are determinable at the discretion of the board of directors.

===============================================================================

                                 TECHLABS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                  For the Period from May 26, 1998 (Inception)
                            Through December 31, 1998

===============================================================================

NOTE 5 - SUBSEQUENT EVENTS (CONTINUED)

Also on February 24, 1999, the Company amended its charter to effect a change in the Company's name from Coordinated Physician Services, Inc. to Techlabs, Inc.

Subsequent to the balance sheet date, the Company has offered, pursuant to exceptions permitted under Regulation D of the 1933 Act, 1,500,000 shares of common stock at $.10 per share, on a "best efforts" basis, by its officers and directors.

         Balance Sheet as of March 31, 1999.

         Statements of Operations for the three months ended March 31, 1999 and from inception (May 26, 1999) through March 31, 1999.

         Statements of Changes in Stockholder's Equity for the period from May 26, 1998 (inception) through March 31, 1999.



                                    PART III

Item 1.  Exhibits


Exhibit No.                             Description
-----------                             -----------
2(a)                                    Articles of Incorporation of the Registrant

2(b)                                    Articles of Amendment to Articles of
                                        Incorporation (Composite)

2(c)                                    By-Laws of the Registrant

6(a)                                    Agreement for shares of iSleuth.Com, Inc.

22                                      Subsidiaries

27                                      Financial Data Schedule (for SEC use only)



                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 30th day of July, 1999.


                                      TECHLABS, INC.


                                      By: /s/Thomas J. Taule
                                         --------------------------------------
                                         Thomas J. Taule,
                                         Chairman